Exhibit 99.2

CHINA SUNERGY ANNOUNCES ACQUISITION OF
TWO SOLAR MODULE MANUFACTURERS

NANJING, China, March 15, 2010 /PRNewswire via COMTEX/ -- China Sunergy Co., Ltd. (''China Sunergy'') (Nasdaq: CSUN), a specialized solar cell manufacturer based in Nanjing, China, announced today an agreement to acquire 100% of the shares of two related module manufacturers, CEEG (Shanghai) Solar Science & Technology Co., Ltd and CEEG (Nan Jing) New Energy Co., Ltd.

“These acquisitions enhance China Sunergy’s position in the downstream photovoltaic market and advance our initiative of developing into a comprehensive solution provider and providing value-added services to customers,” commented Mr. Lu Tingxiu, Chairman of China Sunergy. “We look forward to realizing these strategies by bringing polycrystalline module manufacturing in-house and strengthening our competitive advantages within the solar sector."

Chairman Lu further explained: “Being vertically integrated will help to stabilize and increase margins in a possibly volatile environment, while representing a transformation towards a solution provider. We are reshaping the company from a single dimension manufacturing-oriented business into a platform with two pillars: technological innovation and a closer distribution channel to end customers. This acquisition will also positively impact China Sunergy’s customer composition, as we can further focus on providing value-added services to system installers and integrators.”

China Sunergy has a strong balance sheet and will be fully capable of funding the acquisitions, which have a total consideration. of approximately US$47 million. The consideration is payable by China Sunergy to China Electric Equipment Group and Sundex Holdings Limited in a series of installments. The transactions have been reviewed and approved by all three companies’ Boards of Directors.

CEEG (Shanghai) Solar Science & Technology and CEEG (NanJing) New Energy integrate the R&D, production, sales and servicing of solar modules, with total annual production capacities of 150 MW and 70 MW, respectively, with capacity forecasted to be 300 MW and 170 MW by the middle of the year. Both companies were controlled by China Electric Equipment Group Co., Ltd., a company controlled by Mr. Tingxiu Lu, China Sunergy’s chairman. These companies have a strong sales network within the United States, Germany, Spain, Italy, the Czech Republic and Southeast Asia.

About China Sunergy Co. Ltd
China Sunergy Co., Ltd. (Nasdaq: CSUN) ("China Sunergy") is a specialized manufacturer of solar cell products in China. China Sunergy manufactures solar cells from silicon wafers utilizing crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect. China Sunergy sells solar cell products to Chinese and overseas module manufacturers and system integrators, who assemble solar cells into solar modules and solar power systems for use in various markets. For more information please visit http://www.chinasunergy.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements and are based on current expectations, assumptions, estimates and projections about the company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the company’s ability to raise additional capital to finance the company’s activities; the effectiveness, profitability, and the marketability of its products; the future trading of the common stock of the company; the ability of the company to operate as a public company; the period of time for which its current liquidity will enable the company to fund its operations; the company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials and other risks detailed in the company’s filings with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.